Exhibit 99.2

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of our earnings to fixed charges for each of the five years ended December 31, 2015, computed on the basis of IFRS.

Year ended December 31,
	2015[1]	2014[1]	2013[1]	2012[2]	2011[2]
Ratio	13.1x	13.5x	10.4x	13.3x	14.0x

In calculating the ratio of earnings to fixed charges, we used the following definitions:

•	the term “fixed charges” means the sum of the following: (i) interest expensed and capitalized and (ii) that portion of operating lease rental expense representative of the interest factor (being one-third of such rental expense),

•	the term “earnings” is the amount resulting from adding and subtracting the following items:

•	add the following: (a) income before tax and associates, (b) fixed charges and (c) distributed income of investments in associates, and

•	subtract, from the total of the added items, capitalized interest net of related amortization.

[1]	Excluding the held-for-exchange Animal Health business, which is presented in a separate line item in the consolidated income statements for 2015, 2014 and 2013 in application of IFRS 5.
[2]	Including the Animal Health business. For 2012 and 2011, it is not practicable to provide information excluding the Animal Health business without unreasonable effort or expense.